June 28, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Tara L. Harkins

Re:	Tel-Instrument Electronics Corp
Form 10-K for the fiscal year ended March 31, 2010
Filed July 14, 2010.
Form 10-Q for the Quarter Ended December 31, 2010
File No. 001-13651

Dear Ms. Harkins:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your May 31, 2011 letter.

Form 10-K For the Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Date, page 19

Note 9 -  Income Taxes, page 35

1.
We note your response to prior comment 1. It is still unclear to us how you are determining the break-out of your current deferred tax asset and long-term deferred tax asset as of December 31, 2010 and March 31, 2010 considering that your forecasted statements of operations indicates that you are still operating at a pre-tax loss for fiscal 2011. Please provide to us the amount of your short-term deferred tax asset and long-term deferred tax asset that you expect to realize at March 31, 2011. Within your response to us, please explain to us in more detail the break-out of your current deferred tax asset and long-term deferred tax asset as of December 31, 2010.

At the time the Company filed each of the aforementioned reports, it reviewed its plans to ascertain the proper break-out of its short-term and long-term deferred tax asset. The Company believed the relevant financial statements and the break-out of the long-term and short-term deferred tax asset to have a reasonable basis disclosed in good faith within the meaning of Rule 3b-6 under the Exchange Act. Our auditors issued an unqualified opinion on our financial statements.  With respect to the March 31, 2010 deferred tax asset, this was largely predicated upon the receipt of timely production orders for the CRAFT 708 based on contractual requirements from our Navy customer and prior experience with Navy developmental contracts. This did not happen due in large part to an extended Navy technical evaluation process that did not successfully conclude until April of the current fiscal quarter. The CRAFT 708 is testing new technology and incorporated many functions which were never combined together, and, as such, the duration of the testing and Navy technical evaluation (which is outside the Company’s control) took much longer than prior programs. The Navy now more fully understands the complexities involved, and is cooperating more with the Company.  Despite these difficulties, the Company increased its revenues 51% in the last fiscal year and was profitable in the last two quarters of fiscal year 2011.

For the period ended March 31, 2011, the Company, after updating its forecasts, is going to report a short-term deferred asset of $1,131,175 and a long-term deferred asset of $1,501,664. We plan to file our annual report on Form 10-K for the year ended March 31, 2011 on June 29, 2011 with an unqualified opinion from our auditors. The Company is going to show strong sales growth in fiscal year 2012 as evidenced by its backlog of approximately $28 million, an additional order for AN/USM-708 in the amount of approximately $16 million pending regulatory approval, and its growth in sales and profits over the last few quarters. The Company is expected to be strongly profitable in the first quarter of fiscal year 2012 with sales increasing significantly over the year ago period. For the year as a whole, the key issue at this point is securing a Navy production release on a $16.2 million order received by the Company on April 8, 2011. This delivery order had two conditions for the production release: (1) the completion of Navy technical evaluation; and (2) the completion of the Company’s pilot production testing. Both of these items have now been completed but the Navy has recently taken a new position that they will not release the order pending receipt of an FAA frequency allocation approval which will take at least a month to secure and could drag on longer. This frequency approval is not a contractual requirement and the Company has notified the Navy that it will submit a substantial equitable adjustment claim if this order is not promptly released. The Navy has worked cooperatively with the Company in the past in similar situations and it is our expectation that this order will be released in the next two months which should allow the Company to meet its revenue and profit forecasts for the year.

Based on the forgoing, the Company believes the projections provided to you and our break-out of long-term and short-term deferred tax asset represented our best estimate of expected results. The Company is expecting to be solidly profitable in the first quarter and for the entire fiscal year. The Company will continue to evaluate its projections and its analysis of its deferred tax asset and related break-out.

2.
We note from your 8-K dated May 3, 2011 that you intend to relocate to a new facility in the summer of 2011. Please explain to us if your projected operating expenses included within your forecasted statement of operations for fiscal 2011-2013 contemplated the expenses of this new facility. If not, please provide to us an updated forecasted statement of operations that includes this charge.

Our projected expenses included the expenses associated with the new facility.

3.
We note from your response that all units have been shipped for 2011 and that you have received approval for delivery of 44% of the revenues (52% of the units) for fiscal year 2011-2013. Please provide to us an updated forecasted statement of operations for fiscal 2011-2013 that is based upon units/revenues for your product that has been approved for delivery under your military contracts.

The Company’s projections are based on anticipated revenues based upon its practice and discussions with customers (see above). Based upon the projected revenues, the Company develops its manpower resources as well as defining its engineering, marketing and administrative budgets. In addition, the Company has included the costs of moving into the new facility into its projections. If the Company were to base its projections only on items that have been approved for delivery, and not use its experience and the communications from its customers, it would also need to adjust all of its operating expenses to reflect a much smaller company. For example, not counting the CRAFT 708 production orders when a Delivery Order has been issued, funds allocated, and all of the contractual conditions met is not reasonable or justified. To revise our forecast based only on units that have been approved for delivery as of this date would be meaningless from an operating and financial basis and would require a significant amount of time and a re-evaluation of our entire business profile. Most companies do not work off a large backlog, and, as such, their forecasts are based on history and customer analysis. Basing a year’s revenues on only what has currently been approved would be materially misleading since history and experience show that additional releases and orders come in during the year. Basing annual projections on only current releases would materially understate sales, and would cause the Company to violate Rule 3b-6, since there would not be a reasonable basis disclosed in good faith. We would be happy to discuss our projections with you in further detail.

4.
We note that your analysis regarding the realizability of deferred tax assets places significant reliance on projections for future performance. Please provide us with an analysis that discusses how reliable your projections have been in the past. In this regard, we note that you have retained a deferred tax asset on your balance sheet dating back to before March 31, 2006. However, since fiscal year 2005, you have reported income before taxes in only one year (fiscal year 2009).

•	To the extent that your historical projections have been reliable, explain in more detail how you concluded that recognition of a deferred tax asset was appropriate in prior year.
•
To the extent that your historical projections have not been reasonably accurate, explain why you believe it is appropriate to place greater reliance on these projections despite significant negative evidence. Refer to paragraph 740-10-3-23 of the FASB Accounting Standards Codification.

See the discussion above under Question 1. We have explained that unforeseen events beyond our control were responsible for the revenue shortfall in the prior fiscal years and that these issues have been largely resolved for the CRAFT 708 program. We believe the more recent evidence, including 51% increase in revenues in the prior fiscal year, several quarters of profitable operation, and the current negotiations with the Navy to release the aforementioned $16.2 million order fully supports our position regarding the deferred tax assets.

Form 10-Q for the Quarter Ended December 31, 2010

Note 9.  Fair Value Measurement, page 10

5.
We note your response to prior comment 2. Please explain to us why you believe it is appropriate to utilize the historical volatility over the past twelve months in valuing stock warrants with an expected life of 9 years. Explain how your accounting is consistent with guidance in paragraphs 718-10-55-36 through 41 of FASB Accounting Standards Codification.

The volatility variable in valuing the stock warrant is intended to predict variability in our Company’s stock price in the future.  Our Company, historically, has very limited trading. The Company in the last few years has won 3 major programs, and as such over the last year our stock activity has been stable, and, therefore, we believe that the last twelve months are more representative of the future.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

Sincerely,

/s/ Joseph P. Macaluso
Joseph P. Macaluso
Principal Accounting Officer